As filed with the Securities and Exchange Commission on December 26, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Amendment No. 1

NexPoint Capital, Inc.

(Name of Subject Company (Issuer))

NexPoint Capital, Inc.

(Name of Filing Person (Issuer))

Common stock, par value $0.001

(Title of Class of Securities)

65341M 102

(CUSIP Number of Securities)

Dustin Norris

NexPoint Capital, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jon-Luc Dupuy

K&L Gates, LLP

1 Lincoln Street

Boston, MA 2111

Telephone: (617) 261-3146

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$2,459,467.256 (a)	$298.09 (b)
(a)	Calculated as the aggregate book value of 261,645.453 shares in the offer, based on the Net Asset Value Per Share price of $9.40 as of October 31, 2018.
(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$298.09	Filing Party:	NexPoint Capital, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	November 19, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by NexPoint Capital, Inc., a Delaware corporation (the “Company”) on November 19, 2018, relating to the Company’s offer to purchase for cash up to 2.5% of its outstanding shares of common stock, $0.001 per value (the “Stock”), upon the terms and conditions set forth in the Offer to Purchase dated November 19, 2018 (the “Offer to Purchase”) and in the Company’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(ii) and (a)(1)(i) to Schedule TO, respectively. The price to be paid for the Stock in cash will be an amount per Share, net to the seller in cash, (i) not less than the net asset value per Share (the “NAV Per Share”) of the Company’s Stock (as determined in good faith by the board of directors of the Company or a committee thereof, in its sole discretion) immediately prior to the Expiration Date (as defined in the Offer) (date of repurchase) and (ii) not more than 2.5% greater than the NAV Per Share as of such date, plus any unpaid dividends accrued through the Expiration Date, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Amendment.

ITEM 10.

Not applicable.

ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On December 26, 2018, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on December 20, 2018. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on December 26, 2018.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Capital, Inc.

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer, Principal Accounting Officer and Principal Financial Officer

Dated as of: December 26, 2018

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(ii)	Press Release issued on December 26, 2018.

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